99.1
Genmab Announces Financial Results for the Nine Months of 2025

November 6, 2025 Copenhagen, Denmark;
Interim Report for the Nine Months Ended September 30, 2025

Highlights
•Announcement of Genmab’s proposed acquisition of Merus N.V. (Merus)
•Genmab revenue increased 21% compared to the first nine months of 2024, to $2,662 million
•FDA granted BTD to Rina-S® in advanced endometrial cancer
•Epcoritamab Phase 3 EPCORE® FL-1 trial met dual primary endpoints of ORR and PFS, demonstrating statistically significant and clinically meaningful differences in both endpoints
•FDA granted priority review of the sBLA for epcoritamab plus R2 in patients with relapsed or refractory FL

“In the third quarter we made advances that underscore the potential of our late-stage portfolio; Epcoritamab moved closer to being available to patients in earlier lines of therapy for follicular lymphoma and Rina-S was granted Breakthrough Therapy Designation (BTD) in advanced endometrial cancer. With robust development plans for both epcoritamab and Rina-S and with Tivdak® (tisotumab vedotin) now available for prescribing in Germany - our first commercial entry into a European market - we continue to execute on our strategic imperatives to accelerate our late-stage pipeline and maximize our approved medicines to reach more patients,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “In addition, our proposed acquisition of Merus provides us with the potential to add petosemtamab, a late-stage asset with two BTDs, to our late-stage portfolio. This proposed transaction is expected to meaningfully accelerate our shift to a wholly owned model, driving sustained growth into the next decade and contributing to our evolution into a global biotechnology leader.”

Financial Performance First Nine Months of 2025
•Revenue was $2,662 million for the first nine months of 2025 compared to $2,198 million for the first nine months of 2024. The increase of $464 million, or 21%, was primarily driven by higher DARZALEX® and Kesimpta® royalties achieved under our collaborations with Johnson & Johnson (J&J) and Novartis Pharma AG (Novartis), respectively, and higher EPKINLY® net product sales.
•Royalty revenue was $2,219 million in the first nine months of 2025 compared to $1,802 million in the first nine months of 2024, an increase of $417 million, or 23%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta.
•Net sales of DARZALEX (daratumumab), including sales of the subcutaneous (SC) product (daratumumab and hyaluronidase-fihj, sold under the tradename DARZALEX FASPRO® in the U.S.) by J&J were $10,448 million in the first nine months of 2025 compared to $8,586 million in the first nine months of 2024, an increase of $1,862 million or 22%.
•Total costs and operating expenses were $1,655 million in the first nine months of 2025 compared to $1,536 million in the first nine months of 2024. The increase of $119 million, or 8%, was driven by the expansion of our product pipeline, including advancement of Rina-S, the continued development of Genmab’s broader organizational capabilities as well as profit-sharing amounts payable to AbbVie Inc. (AbbVie) related to EPKINLY sales.
•Operating profit was $1,007 million in the first nine months of 2025 compared to $662 million in the first nine months of 2024.

Outlook
Genmab is maintaining its 2025 financial guidance published August 7, 2025.
Other Matters
Both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financial statements have been changed from DKK to USD effective January 1, 2025. The change in functional currency has been implemented with prospective effect. The change in presentation currency has been implemented with retrospective effect. Comparative figures for prior periods have been restated accordingly.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 1/43 CVR no. 2102 3884

Genmab Announces Financial Results for the Nine Months of 2025
As disclosed in Company Announcement No. 46, Genmab and Merus announced that the companies entered into a transaction agreement pursuant to which Genmab intends to acquire all the shares of Merus, a clinical-stage biotechnology company with its late-stage breakthrough therapy asset petosemtamab, which is in Phase 3 development, for USD 97.00 per share in an all-cash transaction representing a transaction value of approximately USD 8.0 billion. The transaction is not subject to a financing condition. Consideration is expected to be funded through a combination of cash on hand and approximately $5.5 billion of non-convertible debt financing. Genmab has obtained a funding commitment from Morgan Stanley Senior Funding, Inc. for this amount. The financing package includes a meaningful portion of prepayable debt, in line with Genmab’s commitment to deleveraging with a target of gross leverage <3x within two years after the closing of the proposed transaction. On October 21, 2025, a wholly owned subsidiary of Genmab commenced a tender offer for 100% of Merus’ common shares. The proposed transaction is anticipated to close by early in the first quarter of 2026, subject to the satisfaction of customary closing conditions for similar transactions. In addition to the Company Announcement, further information may be found in Notes 1 and 2, below.
Conference Call
Genmab will hold a conference call to discuss the results for the first nine months of 2025 today, Thursday, November 6, at 6:00 pm CET, 5:00 pm GMT or 12:00 pm EST. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register-conf.media-server.com/register/BI1532cd9886ad43bea2ecd7c91c404a7d. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investor-relations.
Contact
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

*ORR = overall response rate; PFS = progression-free survival; sBLA = supplemental Biologics License Application; FDA = U.S. Food and Drug Administration; R2 = rituximab and lenalidomide; FL = follicular lymphoma; PDUFA = Prescription Drug User Fee Act; BTD = Breakthrough Therapy Designation

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 2/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 3/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

CONSOLIDATED KEY FIGURES

(USD million, unless otherwise indicated)	Three Months Ended September 30,		Nine Months Ended September 30,		Full Year
Income Statement	2025	2024	2025	2024	2024
Revenue	$1,022	$816	$2,662	$2,198	$3,121
Cost of product sales	(58)	(40)	(157)	(95)	(143)
Research and Development expenses	(357)	(336)	(1,080)	(1,032)	(1,414)
Selling, general and administrative expenses	(148)	(127)	(418)	(370)	(549)
Acquisition and integration related charges	—	(3)	—	(39)	(43)
Total costs and operating expenses	(563)	(506)	(1,655)	(1,536)	(2,149)
Operating profit	459	310	1,007	662	972
Net financial items	23	(57)	142	147	354
Net profit	$401	$186	$932	$581	$1,133

Balance Sheet
Marketable securities	$1,650	$1,648	$1,650	$1,648	$1,574
Cash and cash equivalents	1,761	952	1,761	952	1,380
Total non-current assets	2,550	2,397	2,550	2,397	2,514
Total assets	7,021	5,955	7,021	5,955	6,414
Shareholders' equity	5,751	4,793	5,751	4,793	5,137
Share capital	$10	$10	$10	$10	$10

Cash Flow Statement
Net cash provided by operating activities	$536	$299	$885	$737	$1,126
Net cash provided by (used in) investing activities	(54)	21	(71)	(1,459)	(1,447)
Net cash (used in) financing activities	(21)	(41)	(440)	(564)	(566)
Investment in intangible assets	—	(2)	(18)	(2)	(17)
Investment in tangible assets	$(2)	$(5)	$(24)	$(13)	$(27)

Financial Ratios and Other Information
Basic net profit per share	$6.51	$2.94	$14.95	$9.04	$17.66
Diluted net profit per share	$6.46	$2.92	$14.90	$8.99	$17.53
Period-end share market price (DKK per share)	1,928	1,620	1,928	1,620	1,493
Price / book value	$3.35	$3.38	$3.35	$3.38	$2.91
Shareholders' equity per share	$575.10	$479.30	$575.10	$479.30	$513.70
Equity ratio	82%	80%	82%	80%	80%
Shares outstanding	64,206,349	66,176,831	64,206,349	66,176,831	66,187,186
Average number of employees (FTE*)	2,663	2,591	2,656	2,488	2,535
Number of employees (FTE) at the end of the period	2,681	2,635	2,681	2,635	2,682

*Full-time equivalent or team members

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 4/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

2025 FULL YEAR OUTLOOK

(USD million)	2025 Guidance	2025 Guidance Mid-Point
Revenue	3,500 - 3,700	3,600
Royalties	2,945 - 3,090	3,017
Net product sales/Collaboration revenue*	425 - 465	445
Milestones/Reimbursement revenue	130 - 145	138
Gross profit**	3,280 - 3,460	3,370
Operating expenses**	(2,055) - (2,225)	(2,140)
Operating profit	1,055 - 1,405	1,230
*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S. and Net Product Sales in Japan and European Markets
**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range
Genmab is maintaining its 2025 financial guidance published August 7, 2025.

Revenue
Genmab expects its 2025 revenue to be in the range of $3.5 - 3.7 billion. Genmab’s projected revenue growth for 2025 is driven by higher royalties, net product sales and collaboration revenue.

Royalty growth relates mainly to DARZALEX and Kesimpta net sales growth. DARZALEX royalties are expected to be in the range of $2.3 - $2.4 billion and are based on Genmab’s estimate of DARZALEX 2025 net sales of $13.7 – 14.1 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales as well as royalty reduction in countries and territories where there are no Genmab patents.

Operating Expenses
Genmab is maintaining its 2025 operating expenses to be in the range of $2.1 - 2.2 billion.
Operating Profit
Genmab expects its 2025 operating profit to be in the range of $1.1 - 1.4 billion, primarily driven by the items described above.

Outlook: Risks and Assumptions
In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA®, RYBREVANT®, TECVAYLI®, TALVEY® and TEPKINLY® net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates. The financial guidance assumes that no significant new agreements are entered into during the remainder of 2025 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report for matters that may cause Genmab’s actual results to differ materially from 2025 Guidance.

The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY/TEPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI and TALVEY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 5/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS NINE MONTHS OF 2025
At the end of the first nine months of 2025, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of nine antibody products in clinical development. These include Genmab’s approved medicines, Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Pfizer Inc. (Pfizer) and exclusively by Genmab outside of the U.S. and China, and EPKINLY/TEPKINLY, which Genmab is co-developing and co-commercializing in the U.S. and Japan in collaboration with AbbVie Inc. (AbbVie). In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline includes multiple preclinical programs. An overview of the development status of our approved medicines and each of our investigational medicines is provided in the following section, including updates for the third quarter of 2025. For events that occurred during the first and second quarters of 2025, please refer to Genmab’s Q1 2025 and Genmab’s First Half 2025 reports. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (U.S. SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.
Genmab Proprietary Products1
Approved Medicines

Approved Product	Target	Developed By	Disease Indication[2]
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie
Approved in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory large B-cell lymphoma (LBCL) after two or more lines of systemic therapy

Approved in multiple territories including the U.S., Europe and Japan for adult patients with relapsed or refractory FL after two or more lines of systemic therapy
Tivdak (tisotumab vedotin-tftv, tisotumab vedotin)	Tissue factor (TF)	Co-development Genmab/Pfizer	Approved in the U.S., Europe and Japan for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy
1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to relevant local prescribing information for precise indication and safety information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 6/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Pipeline, Including Further Development for Approved Medicines

Product	Developed By	Target(s)	Technology	Disease Indications	Most Advanced Development Phase
					Preclinical	1	2	3
Epcoritamab	Co-development Genmab / AbbVie	CD3, CD20	DuoBody®	Relapsed/refractory DLBCL

Relapsed/refractory FL

First line DLBCL

First line FL

B-cell non-Hodgkin lymphoma (NHL)

Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter's Syndrome
Aggressive mature B-cell neoplasms in pediatric patients
Tisotumab vedotin	Co-development Genmab / Pfizer	TF	Antibody-drug conjugate (ADC)	Solid tumors
Rinatabart Sesutecan (Rina-S, GEN1184)	Genmab	Folate receptor alpha (FRα)	ADC	Platinum resistant ovarian cancer (PROC)
2L+ endometrial cancer
Solid tumors
Acasunlimab (GEN1046)	Genmab	Programmed death ligand 1 (PD-L1), 4-1BB	DuoBody	Non-small cell lung cancer (NSCLC)
Advanced melanoma

Solid tumors
GEN1042 (BNT312)	Co-development Genmab / BioNTech SE (BioNTech)	CD40, 4-1BB	DuoBody	Solid tumors
GEN1059 (BNT314)	Co-development Genmab / BioNTech	Epithelial cell adhesion molecule (EpCAM), 4-1BB	DuoBody	Solid tumors
Metastatic colorectal cancer (mCRC), in combination with pumitamig/chemo
GEN1160	Genmab	CD70	ADC	Advanced solid and liquid tumors
GEN1057	Genmab	Fibroblast activation protein alpha (FAPα), death receptor 4 (DR4)	DuoBody	Malignant solid tumors

GEN1286	Genmab	Epidermal growth factor receptor (EGFR), cellular-mesenchymal epithelial transition factor receptor tyrosine kinase (cMET)	ADC	Advanced solid tumors

EPKINLY/TEPKINLY (epcoritamab) – the only bispecific antibody approved with a dual indication for the treatment of certain B-cell malignancies in the U.S., Europe and Japan
•Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approvals in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy, and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy
•EPKINLY/TEPKINLY has also been approved in multiple territories including the U.S., Japan and Europe for the treatment of adults with relapsed or refractory FL after two or more lines of systemic therapy
•More than 40 clinical trials are ongoing across different treatment settings, lines of therapy and in combination regimens across histologies, including five Phase 3 trials and additional trials in development
•Two BTDs granted by the FDA for relapsed/refractory FL: as monotherapy after two or more therapies and in combination with R2 following at least one prior systemic therapy
•SC bispecific antibody targeting CD3 and CD20, created using Genmab’s DuoBody technology platform
•Co-developed and co-commercialized in collaboration with AbbVie
Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 7/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

cells. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions. See local prescribing information for specific indications and safety information. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization.
Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including five ongoing Phase 3 trials and additional trials in planning. Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.
Third Quarter 2025 Updates
•July: The FDA accepted for priority review the sBLA for epcoritamab in combination with R2 for the treatment of adult patients with relapsed or refractory FL, following at least one prior systemic therapy. The sBLA submission was based on data from the first interim analysis of the Phase 3 EPCORE® FL-1 (NCT05409066) trial. Under the PDUFA, the FDA has set a target action date of November 30, 2025. If approved, epcoritamab plus R2 would be the first bispecific antibody combination regimen available in the U.S. as a second-line treatment option for patients with relapsed/refractory FL.
•August: In a second pre-planned interim analysis the Phase 3 EPCORE FL-1 trial met its dual primary endpoints of ORR and PFS. The safety profile of epcoritamab in combination with R2 was consistent with the known safety profiles of the individual regimens and as presented in the U.S. prescribing information for epcoritamab. These results will serve as the basis for global regulatory submissions.
•September: Updated results from the outpatient Phase 2 EPCORE NHL-6 trial (NCT05451810) were presented as a poster at the 13th Society of Hematologic Oncology Annual Meeting. These results demonstrated the feasibility of treating and monitoring patients in an outpatient setting following the first dose of epcoritamab and showed that the incidence and severity of adverse events associated with epcoritamab were consistent with previous epcoritamab studies in patients with relapsed/refractory DLBCL.
Tivdak (tisotumab vedotin) – First and only ADC for recurrent or metastatic cervical cancer in the U.S., Europe and Japan
•An ADC directed to TF, a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
•Tisotumab vedotin, approved as Tivdak, is the first and only ADC approved in the U.S., Europe and Japan for the treatment of recurrent or metastatic cervical cancer after prior therapy and is the only ADC with demonstrated overall survival data in this setting compared to chemotherapy
•Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer, exclusively by Genmab outside of the U.S. and China
Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E (MMAE) to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin, marketed as Tivdak, is the first and only ADC approved for the treatment of adult patients with recurrent or metastatic cervical cancer after prior therapy in the U.S., Europe and Japan. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and is leading commercial operational activities in Japan, Europe and all other regions globally, excluding the United States and China. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational activities in China once approved in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab. Genmab will record sales for Europe, Japan and rest of world markets (excluding

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 8/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

the United States and China), and will provide royalties in the low teens to Pfizer on net sales. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Tivdak.

Third Quarter 2025 Update
•September: Tivdak became available for prescribing in Germany. This is the first European country where this medicine is commercially available following approval by the European Commission in March 2025.

Rinatabart Sesutecan (Rina-S, GEN1184) – Potential best-in-class FRα-targeted topoisomerase I (TOPO1) ADC
•FRα-targeted TOPO1 ADC being evaluated for potential treatment of FRα-expressing cancers
•Phase 3 clinical trial (NCT06619236) in PROC is recruiting
•Phase 2 clinical trials (dose expansion arms of NCT05579366) in PROC and second line plus endometrial cancer are recruiting
•Additional trials announced including Phase 3 trials in second line plus endometrial cancer, second line platinum sensitive ovarian cancer (PSOC), and a planned Phase 2 trial in NSCLC
Rina-S is a novel FRα-targeted TOPO1 ADC being evaluated for the potential treatment of ovarian cancer, endometrial cancer and other FRα-expressing cancers. Dose expansion data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels. In January 2024, Rina-S was granted Fast Track Designation by the FDA for the treatment of FRα-expressing high-grade serous or endometrioid PROC. A Phase 3 trial in second line plus platinum PROC is recruiting.
Third Quarter 2025 Update
•August: The FDA granted BTD to Rina-S for the treatment of adult patients with recurrent or progressive endometrial cancer who have disease progression on or following prior treatment with a platinum-containing regimen and a PD-(L)1 therapy.

Acasunlimab (GEN1046) – Bispecific next-generation immunotherapy
•Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform
•A Phase 3 trial (NCT06635824, ABBIL1TY™ NSCLC-06) NSCLC is recruiting

Acasunlimab (GEN1046, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, created using Genmab’s DuoBody technology platform. Originally developed in collaboration with BioNTech, in 2024 Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab. The program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. Acasunlimab is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. A Phase 3 trial of acasunlimab in combination with pembrolizumab compared to docetaxel in checkpoint inhibitor (CPI)-experienced, PD-L1 positive metastatic NSCLC is recruiting. A Phase 2 trial (NCT06984328, ABBIL1TY™ MELANOMA-07) of acasunlimab alone and with pembrolizumab to treat advanced melanoma of the skin that has returned after treatment with an approved checkpoint inhibitor therapy is in planning.

GEN1042 (BNT312) – Bispecific antibody targeting CD40 and 4-1BB
•Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform
•Multiple clinical trials in solid tumors ongoing
•Co-developed in collaboration with BioNTech

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 9/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance activation of both dendritic cells and antigen-dependent T-cells. Three clinical trials of GEN1042 in solid tumors are ongoing. Based on the current data, including a preliminary cohort analysis in frontline head and neck squamous cell carcinoma that did not meet our high bar for continued development, Genmab and BioNTech have agreed that no further development will be planned for GEN1042 in combination with pembrolizumab and chemotherapy beyond the currently ongoing clinical trials. The companies will evaluate the option for future potential combination opportunities with GEN1042.
GEN1059 (BNT314) – Bispecific antibody with potential in solid tumors
•Bispecific antibody targeting EpCAM and 4-1BB, created using Genmab’s DuoBody technology platform
•Phase 1 clinical trials are ongoing
•Co-developed in collaboration with BioNTech
GEN1059 (DuoBody-EpCAMx4-1BB, BNT314), jointly owned by Genmab and BioNTech and created using Genmab’s DuoBody technology platform, is a bispecific antibody aimed at boosting antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity. GEN1059 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1059 on a 50:50 basis. A Phase 1 clinical trial (NCT06150183) of GEN1059 in solid tumors is ongoing and a Phase 1 trial (NCT07079631) in mCRC in combination with BioNTech and Bristol Myers Squibb’s pumitamig (an immune checkpoint inhibitor) and chemotherapy is recruiting.
GEN1160 – ADC with potential in both solid tumors and hematological malignancies
•CD70-targeted ADC being evaluated in advanced solid and liquid tumors
•Phase 1/2 clinical trial (NCT05721222) in advanced solid and liquid tumors is recruiting
GEN1160 is a CD70-targeted ADC created using Genmab’s ADC technology. CD70 is a protein expressed on both solid tumors and hematological malignancies. A Phase 1/2 clinical study of GEN1160 in advanced renal cell carcinoma, nasopharyngeal carcinoma and NHL is recruiting.
GEN1107 – ADC with potential in solid tumors
•PTK7-targeted ADC with potential in advanced solid tumors

GEN1107 is a PTK7-targeted ADC created using Genmab’s ADC technology. PTK7 is a clinically validated ADC target with broad solid tumor expression, particularly in tumor-initiating cells. Genmab has decided to discontinue the clinical development of GEN1107 as the overall benefit-risk profile no longer supports continuation.
GEN1057 – Bispecific antibody with potential in solid tumors
•Bispecific antibody targeting FAPα and DR4, created using Genmab’s DuoBody technology platform
•Phase 1/2 clinical trial (NCT06573294) in malignant solid tumors is recruiting
GEN1057 (DuoBody-FAPαxDR4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. GEN1057 is designed for the conditional DR4 transactivation-mediated tumor cell killing by crosslinking FAPα expression on cancer-associated fibroplasts with DR4 expressed on tumor cells. A Phase 1/2 clinical trial of GEN1057 in malignant solid tumors is recruiting.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 10/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

GEN1286 – ADC with potential in solid tumors
•ADC that targets EGFR and cMet being evaluated in advanced solid tumors
•Phase 1/2 clinical trial (NCT06685068) in advanced solid tumors is recruiting
GEN1286 is an ADC targeting EGFR and cMet, two validated cancer targets created using Genmab’s ADC technology. A Phase 1/2 clinical study of GEN1286 in advanced solid tumors is recruiting.

Preclinical Programs
•Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
•Multiple new Investigational New Drug (IND) applications expected to be submitted over the coming years
•Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline, including our acquisition of ProfoundBio in 2024
Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform, bispecific antibodies created with our DuoBody technology platform and ADCs created with our ADC technology platforms. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.
Programs Incorporating Genmab’s Innovation and Technology1
In addition to Genmab’s own pipeline of investigational medicines and preclinical pipeline candidates, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform.
The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 11/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Approved Medicines

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)[2]
DARZALEX (daratumumab)/ DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	J&J (Royalties to Genmab on global net sales)	Multiple myeloma Light-chain (AL) Amyloidosis
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on global net sales)	Relapsing multiple sclerosis (RMS)
TEPEZZA (teprotumumab-trbw)	Amgen Inc. (Amgen) (under sublicense from Roche, royalties to Genmab on global net sales)	Thyroid Eye Disease (TED)
RYBREVANT (amivantamab/amivantamab-vmjw)	J&J (Royalties to Genmab on global net sales)	Advanced NSCLC with certain EGFR mutations
TECVAYLI (teclistamab/teclistamab-cqyv)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
TALVEY (talquetamab/talquetamab-tgvs)	J&J (Royalties to Genmab on global net sales)	Relapsed and refractory multiple myeloma
1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2See local prescribing information for precise indication and safety information.
Pipeline, Including Further Development for Approved Medicines, ≥ Phase 2 Development

Product	Technology	Discovered and/or Developed By	Disease Indications	Most Advanced Development Phase
				Preclinical	1	2	3
Daratumumab	UltiMAb*	J&J	Multiple myeloma

AL Amyloidosis

Teprotumumab	UltiMAb	Amgen	TED

Amivantamab	DuoBody	J&J	NSCLC

Advanced or metastatic colorectal cancer
Recurrent/metastatic head and neck cancer
Teclistamab	DuoBody	J&J	Multiple myeloma

Talquetamab	DuoBody	J&J	Multiple myeloma
Amlenetug (Lu AF82422)	UltiMAb	Lundbeck	Multiple system atrophy
Inclacumab	UltiMAb	Pfizer	Sickle cell disease
Mim8 (denecimig)	DuoBody	Novo Nordisk	Hemophilia A
*UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol-Myers Squibb.
DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma
•First-in-class human CD38 monoclonal antibody
•Developed and commercialized by J&J under an exclusive worldwide license from Genmab
•Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
•First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and DARZALEX SC in Europe

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 12/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

•First licensed treatment for patients with high-risk smoldering multiple myeloma (SMM), approved in Europe
•SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe, and Japan
Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by J&J under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy for the treatment of patients with high-risk SMM, approved in Europe. It is also the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.
Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.
Kesimpta (ofatumumab) – Approved for the treatment of RMS
•Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
•Approved in multiple territories including the U.S., Europe and Japan for the treatment of RMS in adults
•First B-cell therapy that can be self-administered by patients using the Sensoready® autoinjector pen
Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe, and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a low-single digit royalty to Medarex based on Kesimpta sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.
TEPEZZA (teprotumumab) – First FDA-approved medicine for the treatment of TED
•Developed and commercialized by Amgen for the treatment of TED
•First and only approved medicine for the treatment of TED in the U.S., Japan and Europe
Teprotumumab, approved in the U.S., Japan and Europe under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. It is the first and only medicine approved for the treatment of TED. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product is currently being conducted by Amgen. Under the terms of Genmab’s original agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for TEPEZZA.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 13/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

RYBREVANT (amivantamab) – Bispecific antibody approved for the treatment of NSCLC
•Part of Genmab and J&J DuoBody research and license agreement
•First approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, J&J’s amivantamab, is a fully human bispecific antibody that targets EGFR and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with J&J, the antibody pair used to create amivantamab was co-discovered. Amivantamab, marketed as RYBREVANT, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with NSCLC. J&J is responsible for the development and commercialization of amivantamab. Under the terms of the agreement, Genmab receives royalties between 8% and 10% on net sales of RYBREVANT with J&J reducing such royalty payments for Genmab’s share of J&J’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Genmab pays a royalty to Medarex based on RYBREVANT net sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

TECVAYLI (teclistamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma
•Part of Genmab and J&J DuoBody research and license agreement
•Second approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes. Teclistamab, marketed as TECVAYLI, is approved in certain territories including the U.S., Europe and Japan for the treatment of certain adult patients with relapsed or refractory multiple myeloma. J&J is responsible for the development and commercialization of TECVAYLI. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.
TALVEY (talquetamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma
•Part of Genmab and J&J DuoBody research and license agreement
•Fourth approved medicine created using Genmab’s proprietary DuoBody technology
•Under the agreement with J&J, Genmab is eligible to receive milestones and royalties on net sales of TALVEY
In July 2012, and as amended in December 2013, Genmab entered into a collaboration with J&J to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by J&J is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells. Talquetamab, marketed as TALVEY, is approved in certain territories including the U.S. and Europe for the treatment of certain adult patients with relapsed or refractory multiple

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 14/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

myeloma. J&J is responsible for the development and commercialization of TALVEY. Under our agreement with J&J, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indication and safety information.
SIGNIFICANT RISKS AND UNCERTAINTIES
As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization, and financial activities.
Genmab is exposed to increasing risks related to evolving trade policies, including tariffs and other trade restrictions, which may increase costs or create regulatory uncertainty in key markets. In addition, changes made at the FDA may lead to delays in regulatory reviews, which could impact the timing of clinical milestones and product launches.
For further information about risks and uncertainties that Genmab faces, refer to the 2024 Annual Report filed with the Nasdaq Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2025. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 15/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

FINANCIAL REVIEW
The interim report is prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. Management determined it is appropriate to change both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financial statements from DKK to USD effective January 1, 2025. The change in functional currency was triggered by the commercialization of EPKINLY and was made to reflect that USD has become the predominant currency of the Genmab A/S legal entity. The change has been implemented with prospective effect. The change in presentation currency is applied retrospectively and was made to better reflect the Company’s financial position. Comparative figures for prior periods have been restated accordingly. The symbol “$” is used throughout this interim report to refer to the U.S. dollar. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company.”
(In all accompanying tables, amounts of dollars are expressed in millions, except per share amounts, unless otherwise noted).
Revenue
Genmab’s revenue was $2,662 million for the first nine months of 2025 compared to $2,198 million for the first nine months of 2024. The increase of $464 million, or 21%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively, and increased EPKINLY net product sales. This increase was partly offset by reduced reimbursement revenue associated with Genmab assuming full control of development, as well as future commercialization, of the acasunlimab program, effective in the second half of 2024.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Royalties	$841	$691	$2,219	$1,802
Reimbursement revenue	7	39	43	121
Milestone revenue	53	1	66	51
Collaboration revenue	17	15	54	45
Net product sales	104	70	280	179
Total revenue	$1,022	$816	$2,662	$2,198
Royalties
Royalty revenue amounted to $2,219 million in the first nine months of 2025 compared to $1,802 million in the first nine months of 2024. The increase of $417 million, or 23%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with J&J and ofatumumab collaboration with Novartis. The table below summarizes Genmab’s royalty revenue by product.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
DARZALEX	$656	$557	$1,744	$1,442
Kesimpta	122	84	320	228
TEPEZZA	30	29	75	78
Other	33	21	80	54
Total royalties	$841	$691	$2,219	$1,802
J&J’s net sales of DARZALEX were $10,448 million in the first nine months of 2025 compared to $8,586 million in the first nine months of 2024. The increase of $1,862 million, or 22%, was driven by market share gains and

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 16/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

market growth in all regions. Royalty revenue on net sales of DARZALEX was $1,744 million in the first nine months of 2025 compared to $1,442 million in the first nine months of 2024, an increase of $302 million. The percentage increase in royalties of 21% is in line with the percentage increase in the underlying net sales.
Novartis’ net sales of Kesimpta were $3,198 million in the first nine months of 2025 compared to $2,274 million in the first nine months of 2024. The increase of $924 million, or 41%, was primarily driven by increased demand and strong access. Royalty revenue on net sales of Kesimpta was $320 million in the first nine months of 2025 compared to $228 million in the first nine months of 2024, an increase of $92 million, or 40%.
Amgen’s net sales of TEPEZZA were $1,446 million in the first nine months of 2025 compared to $1,391 million in the first nine months of 2024. Royalty revenue on net sales of TEPEZZA was $75 million in the first nine months of 2025 compared to $78 million in the first nine months of 2024, a decrease of $3 million, or 4%, which is in line with the slight reduction of net sales.
Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. These royalties were not material for the first nine months of 2025 or 2024.
Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of J&J’s royalty payments to Halozyme in connection with SC product net sales and the level of royalty deductions on net sales in countries and territories where there is no patent protection.
Reimbursement Revenue
Reimbursement revenue amounted to $43 million in the nine months of 2025 compared to $121 million in the first nine months of 2024. The decrease of $78 million, or 64%, was primarily driven by Genmab assuming full control of development, as well as future commercialization, of the acasunlimab program, effective in the second half of 2024.
Milestone Revenue
Milestone revenue was $66 million in the first nine months of 2025 compared to $51 million in the first nine months of 2024, an increase of $15 million, or 29%, primarily driven by milestones achieved under our collaborations with AbbVie for $30 million, J&J for $20 million and Novo Nordisk for $13 million as compared to a milestone achieved under our collaboration with AbbVie for $50 million in the first nine months of 2024.
Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.
Collaboration Revenue
Collaboration revenue was $54 million in the first nine months of 2025 compared to $45 million in the first nine months of 2024, an increase of $9 million, or 20%, primarily driven by an increase in net sales of Tivdak in the U.S. by Pfizer.
Net Product Sales
Genmab’s net product sales include sales of EPKINLY in the U.S. and Japan and Tivdak in Japan and Germany. Global net sales of EPKINLY/TEPKINLY were $333 million in the first nine months of 2025 compared to $203 million in the first nine months of 2024, an increase of $130 million or 64%, driven by strong growth in 3L+ DLBCL and the expansion to address a second indication, 3L+ FL, which was approved in the U.S. in June 2024. Net product sales of EPKINLY in the U.S. and Japan recorded by Genmab were $272 million in the first nine months of 2025 compared to $179 million in the first nine months of 2024. EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 17/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Net sales of TEPKINLY in territories where Genmab receives royalty revenue were $61 million in the first nine months of 2025 compared to $24 million in the first nine months of 2024.
Net product sales of Tivdak by Genmab were $8 million in the first nine months of 2025 with no net product sales in the first nine months of 2024. Tivdak was approved in Japan in May 2025 and became available for prescribing in Germany in September 2025.
Refer to Financial Statement Note 3 in this interim report for further details about revenue.
Key Developments to Revenue – Third Quarter of 2025
Genmab’s revenue was $1,022 million for the third quarter of 2025 compared to $816 million for the third quarter of 2024. The increase of $206 million, or 25%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively, increased EPKINLY net product sales, and increased milestones achieved under our collaborations with AbbVie, J&J and Novo Nordisk, respectively, partly offset by reduced reimbursement revenue associated with Genmab assuming full control of development, as well as future commercialization, of the acasunlimab program, effective in the second half of 2024.
Royalties
Royalty revenue on net sales of DARZALEX was $656 million in the third quarter of 2025 compared to $557 million in the third quarter of 2024, an increase of $99 million, or 18%. Royalty revenue on net sales of Kesimpta was $122 million in the third quarter of 2025 compared to $84 million in the third quarter of 2024, an increase of $38 million, or 45%.
Net Product Sales
Global net sales of EPKINLY/TEPKINLY were $122 million in the third quarter of 2025, compared to $82 million in the third quarter of 2024, an increase of $40 million or 49%.
Net product sales of Tivdak recorded by Genmab were $7 million in the third quarter of 2025 with no net product sales in the third quarter of 2024.
Reimbursement Revenue
Reimbursement revenue amounted to $7 million in the third quarter of 2025 compared to $39 million in the third quarter of 2024, a decrease of $32 million or 82%.
Cost of Product Sales
Genmab recognized cost of product sales of $157 million in the first nine months of 2025 compared to $95 million in the first nine months of 2024. Cost of product sales includes product costs, royalty expense and profit-sharing amounts payable to AbbVie. The profit-sharing amount paid to AbbVie related to EPKINLY was $128 million in the first nine months of 2025.

Key Developments to Cost of Product Sales – Third Quarter of 2025
Cost of product sales were $58 million for the third quarter of 2025 compared to $40 million for the third quarter of 2024. Cost of product sales includes product costs, royalty expense and profit-sharing amounts payable to AbbVie. The profit-sharing amount paid to AbbVie related to EPKINLY was $46 million in the third quarter of 2025.
Research and Development Expenses
Research and development expenses amounted to $1,080 million in the first nine months of 2025 compared to $1,032 million in the first nine months of 2024. The increase of $48 million, or 5%, was driven by the addition of ProfoundBio related research and development expenses, primarily Rina-S, and the increase in team members to support the continued expansion of our product portfolio. The acquisition of ProfoundBio occurred in the second quarter of 2024 and therefore there were minimal ProfoundBio related research and development

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 18/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

expenses during the first nine months of 2024. These increases were partly offset by decreased research and development expenses related to Epcoritamab under our collaboration with AbbVie, primarily due to lower CMC costs in the first nine months of 2025 compared to the first nine months of 2024.
Research and development expenses accounted for 72% of total research and development expenses & selling, general and administrative expenses in the first nine months of 2025 compared to 74% in the first nine months of 2024.
Key Developments to Research and Development Expenses – Third Quarter of 2025
Research and development expenses were $357 million for the third quarter of 2025 compared to $336 million for the third quarter of 2024, an increase of $21 million, or 6%.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $418 million in the first nine months of 2025 compared to $370 million in the first nine months of 2024. The increase of $48 million, or 13%, was driven primarily by the expansion of Genmab’s global commercialization capabilities, primarily associated with the expansion of Epcoritamab and investment in commercialization related activities for Rina-S to prepare for the upcoming projected launch.
Selling, general and administrative expenses accounted for 28% of total research and development expenses & selling, general and administrative expenses in the first nine months of 2025 compared to 26% for the first nine months of 2024.
Key Developments to Selling, General and Administrative Expenses – Third Quarter of 2025
Selling, general and administrative expenses were $148 million for the third quarter of 2025 compared to $127 million for the third quarter of 2024. The increase of $21 million, or 17%, was driven primarily by the expansion of Genmab’s European commercialization capabilities.
Acquisition and Integration Related Charges
Acquisition and integration related charges for the acquisition of ProfoundBio were $39 million in the first nine months of 2024. There were no acquisition and integration related charges in the first nine months of 2025.
Key Developments to Acquisition and Integration Related Charges – Third Quarter of 2025
Acquisition and integration related charges for the acquisition of ProfoundBio were $3 million for the third quarter of 2024. There were no acquisition and integration related charges for the third quarter of 2025.
Operating Profit
Operating profit was $1,007 million in the first nine months of 2025 compared to $662 million in the first nine months of 2024. The increase was driven by the items described above.
Key Developments to Operating Profit - Third Quarter of 2025
Operating profit was $459 million for the third quarter of 2025 compared to $310 million for the third quarter of 2024. The increase was driven by the items described above.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 19/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Net Financial Items
Financial income and expense was comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Interest and other financial income	$32	$24	$90	$112
Gain on marketable securities	18	20	87	139
Gain on other investments, net	—	—	—	5
Foreign exchange rate gain	10	—	135	72
Total financial income	$60	$44	$312	$328

Interest and other financial expenses	$(3)	$(3)	$(17)	$(10)
Loss on marketable securities	(12)	(82)	(24)	(131)
Loss on other investments, net	(2)	—	(1)	—
Foreign exchange rate loss	(20)	(16)	(128)	(40)
Total financial expenses	$(37)	$(101)	$(170)	$(181)
Net financial items	$23	$(57)	$142	$147
Interest and Other Financial Income
Interest and other financial income was $90 million in the first nine months of 2025 compared to $112 million in the first nine months of 2024. The decrease of $22 million was primarily driven by lower average cash and cash equivalents and marketable securities as a result of the ProfoundBio acquisition in the second quarter of 2024, as well as lower interest rates on USD denominated marketable securities in the first nine months of 2025 compared to the first nine months of 2024.
Gain on Marketable Securities, Net
Gain on marketable securities, net, which includes the impact of foreign exchange rate movements, totaled $63 million for the first nine months of 2025, compared to $8 million for the same period in 2024. The increase was primarily driven by the change in the functional currency of Genmab A/S effective January 1, 2025. As the majority of Genmab’s investment portfolio is denominated in U.S. dollars, these securities were adversely affected by the weakening of the USD against the DKK during the first nine months of 2024. In contrast, during the first nine months of 2025, Genmab’s DKK and EUR denominated securities benefited from the strengthening of those currencies against the USD, resulting in a higher overall gain on marketable securities.
Foreign Exchange Rate Gain, Net
Foreign exchange rate gain, net, which excludes foreign exchange rate movements on marketable securities, was $7 million in the first nine months of 2025 compared to foreign exchange rate gain, net of $32 million in the first nine months of 2024. The decrease in foreign exchange rate gain, net is primarily driven by a lower foreign exchange rate impact due to the change in functional currency of Genmab A/S from DKK to USD on January 1, 2025.
Refer to Financial Statement Note 1 and Note 6 in this interim report for further details about the net financial items.
Key Developments to Net Financial Items – Third Quarter of 2025

Interest and Other Financial Income
Interest and other financial income was $32 million for the third quarter of 2025 compared to $24 million for the third quarter of 2024. The increase of $8 million was primarily driven by higher cash and cash equivalents and

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 20/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

marketable securities in the third quarter of 2025 compared to the third quarter of 2024, due to the ProfoundBio acquisition in the second quarter of 2024.
Marketable Securities
Gain on Marketable Securities, net which includes the impact of foreign exchange rate movements, was $6 million for the third quarter of 2025 compared to a loss on marketable securities, net of $62 million for the third quarter of 2024. As the majority of Genmab’s investment portfolio is denominated in U.S. dollars, these securities were adversely affected by the weakening of the USD against the DKK during the third quarter of 2024. In contrast, during the third quarter of 2025, Genmab’s DKK and EUR denominated securities benefited from the strengthening of those currencies against the USD, resulting in a gain on marketable securities.
Corporate Tax
Corporate tax expense for the first nine months of 2025 was $217 million compared to $228 million for the first nine months of 2024. The decrease in corporate tax expense is primarily the result of Genmab’s lower estimated annual effective tax rate in the first nine months of 2025 of 18.9% compared to 28.1% in the first nine months of 2024.
Key Developments to Corporate Tax – Third Quarter of 2025
Corporate tax expense for the third quarter of 2025 was $81 million compared to $67 million for the third quarter of 2024. The increase in corporate tax expense is primarily the result of Genmab’s higher net profit before tax, partly offset by Genmab’s lower estimated annual effective tax rate for the third quarter of 2025 of 18.9% compared to 28.1% in the third quarter of 2024.
Net Profit
Net profit for the first nine months of 2025 was $932 million compared to $581 million in the first nine months of 2024. The increase was driven by the items described above.
Liquidity and Capital Resources

	September 30, 2025	December 31, 2024
Marketable securities	$1,650	$1,574
Cash and cash equivalents	$1,761	$1,380
Shareholders' equity	$5,751	$5,137

	Nine Months Ended September 30,
	2025	2024	Change
Net cash provided by operating activities	$885	$737	$148
Net cash (used in) investing activities	$(71)	$(1,459)	$1,388
Net cash (used in) financing activities	$(440)	$(564)	$124
Increase (decrease) in cash and cash equivalents	$374	$(1,286)	$1,660

Exchange Rate adjustments	$7	$34	$(27)
Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. The $148 million increase in net cash provided by operating activities is primarily driven by a $340 million increase in net profit before tax and a $69 million increase related to changes in receivables and other current assets, partly offset by an increase in corporate taxes paid of $268 million.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 21/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Net cash used in investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible and intangible assets. The $1,388 million decrease in net cash used in investing activities is primarily driven by the acquisition of ProfoundBio during the second quarter of 2024, partly offset by the sales and maturities of marketable securities exceeding purchases in the first nine months of 2024 compared to purchases of marketable securities exceeding sales and maturities during the first nine months of 2025.

Net cash used in financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The $124 million decrease in net cash used in financing activities between the periods is primarily driven by $130 million decreased cash paid for the purchase of treasury shares during the first nine months of 2025 compared to the first nine months of 2024 due to the timing of share repurchases. This decrease was partly offset by lower proceeds from the exercise of warrants of $2 million, with $16 million received in the first nine months of 2025 as compared to $18 million in the first nine months of 2024.
Genmab’s USD denominated marketable securities represented 75% of Genmab’s total marketable securities as of September 30, 2025, compared to 76% as of December 31, 2024.
Cash and cash equivalents included short-term marketable securities of $140 million as of September 30, 2025, compared to $11 million as of December 31, 2024. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents.
Refer to Note 5 - Financial Instruments in this interim report for further details about our marketable securities.
Balance Sheet
As of September 30, 2025, total assets were $7,021 million compared to $6,414 million on December 31, 2024. The increase of $607 million, or 9% was primarily driven by an increase in cash and cash equivalents of $381 million due to the continued rebuild of Genmab’s cash post acquisition of ProfoundBio in May 2024 and an increase in current receivables of $123 million due to higher DARZALEX and Kesimpta royalties achieved under our collaborations with J&J and Novartis, respectively in Q3 2025 as compared to Q4 2024. As of September 30, 2025, assets were mainly comprised of $355 million of goodwill and $1,748 million of other intangible assets, primarily made up of assets acquired in the ProfoundBio acquisition, marketable securities of $1,650 million, current receivables of $1,046 million, and cash and cash equivalents of $1,761 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.
As of September 30, 2025, total liabilities were $1,270 million compared to $1,277 million on December 31, 2024. The decrease in total liabilities of $7 million was primarily driven by a decrease of $119 million in corporate taxes payable primarily due to Genmab’s lower annual effective tax rate, partially offset by an increase in current other payables of $113 million, primarily related to accruals related to the expansion of our product pipeline.
Shareholders’ equity as of September 30, 2025, was $5,751 million compared to $5,137 million on December 31, 2024. The increase of $614 million, or 12%, was primarily driven by Genmab’s net profit for the period and share-based compensation expenses, partly offset by the purchase of treasury shares. Genmab’s equity ratio increased to 82% as of September 30, 2025 compared to 80% as of December 31, 2024.
Team Members
As of September 30, 2025, the total number of team members was 2,681 compared to 2,635 as of September 30, 2024. The increase was primarily driven by the continued expansion of our product portfolio, as well as the

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 22/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

investment in the expansion of Genmab’s global commercialization capabilities, including continued support for EPKINLY in the U.S. and Japan post launch activities, and broader organizational capabilities.

	Nine Months Ended September 30,
Team Members	2025	2024
Research and development team members	1,841	1,853
Selling, general and administrative team members	840	782
Total team members	2,681	2,635
Legal Matters
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court in Japan against AbbVie’s and Genmab’s Japanese subsidiaries asserting that their activities related to EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai and claiming damages and injunctive relief. In September 2025, Chugai filed two further lawsuits in the same court, against the same parties and with similar assertions, based on two newly granted Japanese patents held by Chugai which are similar to the patents from the original lawsuit.
Genmab and AbbVie believe that all four of the patents are invalid and/or not infringed and intend to vigorously defend the claims, and thus no provision has been recorded related to this matter.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive reliefs. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims, and thus no provision has been recorded related to this matter.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 23/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three Months Ended September 30,		Nine Months Ended September 30,
(USD million)	Note	2025	2024* Restated	2025	2024* Restated
Revenue	3	$1,022	$816	$2,662	$2,198

Cost of product sales		(58)	(40)	(157)	(95)
Research and development expenses		(357)	(336)	(1,080)	(1,032)
Selling, general and administrative expenses		(148)	(127)	(418)	(370)
Acquisition and integration related charges	2	—	(3)	—	(39)
Total costs and operating expenses		$(563)	$(506)	$(1,655)	$(1,536)

Operating profit		$459	$310	$1,007	$662

Financial income	6	60	44	312	328
Financial expenses	6	(37)	(101)	(170)	(181)

Net profit before tax		$482	$253	$1,149	$809

Corporate tax		(81)	(67)	(217)	(228)

Net profit		$401	$186	$932	$581

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		6	129	22	3

Total comprehensive income		$407	$315	$954	$584

Basic net profit per share		$6.51	$2.94	$14.95	$9.04
Diluted net profit per share		$6.46	$2.92	$14.90	$8.99

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 24/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

CONDENSED CONSOLIDATED BALANCE SHEETS

		September 30, 2025	December 31, 2024* Restated
(USD million)	Note

ASSETS

Goodwill	4	$355	$355
Other intangible assets	4	1,748	1,728
Property and equipment		145	137
Right-of-use assets	9	121	128
Receivables		9	7
Deferred tax assets		127	127
Other investments	5	36	32
Other non-current assets	2	9	—

Total non-current assets		$2,550	$2,514

Corporate tax receivable		—	14
Inventories		14	9
Receivables		1,046	923
Marketable securities	5	1,650	1,574
Cash and cash equivalents		1,761	1,380

Total current assets		$4,471	$3,900

Total assets		$7,021	$6,414

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		10	10
Share premium		1,913	1,961
Other reserves		(204)	(226)
Retained earnings		4,032	3,392

Total shareholders' equity		$5,751	$5,137

Lease liabilities	9	126	131
Contract liabilities	3	67	67
Deferred tax liabilities		330	330
Other payables		6	5

Total non-current liabilities		$529	$533

Corporate tax payable		120	239
Lease liabilities	9	16	13
Contract liabilities	3	3	3
Other payables		602	489

Total current liabilities		$741	$744

Total liabilities		$1,270	$1,277

Total shareholders' equity and liabilities		$7,021	$6,414

Share-based payments	7
Related parties	8
Contingencies	10
Subsequent events to the balance sheet date	11
*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 25/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,
(USD million)	Note	2025	2024* Restated
Net profit before tax		$1,149	$809

Financial income		(312)	(328)
Financial expenses		170	181
Adjustments for non-cash transactions
Share-based compensation expense	7	92	78
Depreciation		39	36
Amortization	4	11	7
Impairment charges	4	1	11
Change in operating assets and liabilities:
Receivables		(124)	(193)
Inventories		(5)	(2)
Other payables		101	81
Cash flows from operating activities before financial items		$1,122	$680

Interest received		84	110
Interest elements of lease payments	9	(4)	(4)
Corporate taxes paid		(317)	(49)
Net cash provided by operating activities		$885	$737

Acquisition of business, net of cash acquired		—	(1,783)
Investment in intangible assets	4	(18)	(2)
Investment in tangible assets		(24)	(13)
Marketable securities bought		(956)	(1,040)
Marketable securities sold		930	1,384
Other investments bought		(3)	(5)
Net cash (used in) investing activities		$(71)	$(1,459)

Warrants exercised		16	18
Principal elements of lease payments		(11)	(8)
Purchase of treasury shares	7	(430)	(560)
Payment of withholding taxes on behalf of employees on net settled RSUs		(15)	(14)
Net cash (used in) financing activities		$(440)	$(564)

Change in cash and cash equivalents		$374	$(1,286)

Cash and cash equivalents at the beginning of the period		1,380	2,204
Exchange rate adjustments		7	34
Cash and cash equivalents at the end of the period		$1,761	$952

Cash and cash equivalents include:
Bank deposits		1,621	909
Short-term marketable securities		140	43
Cash and cash equivalents at the end of the period		$1,761	$952

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 26/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY*

		Share	Share	Translation	Retained	Shareholders'
(USD million)	Note	capital	premium	reserves	earnings	equity
Balance at December 31, 2023		$10	$1,942	$(2)	$2,737	$4,687

Net profit		—	—	—	581	581
Other comprehensive income		—	—	3	—	3
Total comprehensive income		$—	$—	$3	$581	$584

Transactions with owners:
Exercise of warrants		—	18	—	—	18
Purchase of treasury shares		—	—	—	(560)	(560)
Share-based compensation expenses		—	—	—	78	78
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(14)	(14)

Balance at September 30, 2024		$10	$1,960	$1	$2,822	$4,793

Balance at December 31, 2024		$10	$1,961	$(226)	$3,392	$5,137

Net profit		—	—	—	932	932
Other comprehensive income		—	—	22	—	22
Total comprehensive income		—	—	22	932	954

Transactions with owners:
Exercise of warrants	7	—	16	—	—	16
Purchase of treasury shares	7	—	—	—	(430)	(430)
Share-based compensation expenses	7	—	—	—	89	89
Share capital reduction	7	—	(64)	—	64	—
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(15)	(15)

Balance at September 30, 2025		$10	$1,913	$(204)	$4,032	$5,751

*Effective January 1, 2025, the Company changed its presentation currency from DKK to USD. Accordingly, prior year balances have been re-presented retrospectively. Refer to Note 1 for more information.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 27/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - Basis of Presentation
Accounting Policies
These interim financial statements of the Genmab Group (Genmab or the Company) have been prepared in accordance with IAS 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the European Union (EU) and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been audited or reviewed by Genmab’s external auditors.
The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2024 Annual Report (Annual Report), except as noted below. A number of amended standards became applicable for the current reporting period. There was no impact to Genmab’s financial statements as a result of adopting these amended standards. These interim financial statements should be read in conjunction with the Annual Report.
Functional and Presentation Currency Change
Management determined it is appropriate to change both the functional currency of the Genmab A/S legal entity and the presentation currency of the condensed consolidated financial statements from DKK to USD effective January 1, 2025. The change in functional currency was triggered by the commercialization of EPKINLY and was made to reflect that USD has become the predominant currency of the Genmab A/S legal entity. The change has been implemented with prospective effect. The change in presentation currency is applied retrospectively and was made to better reflect the Company’s financial position. Comparative figures for prior periods have been restated accordingly.
The condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the condensed consolidated balance sheets, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive income. Shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions. The DKK/USD exchange rates used to reflect the change in presentation currency were as follows:

	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Average rate	0.1456	0.1443	0.1472	0.1433
Closing rate	0.1450	0.1435	0.1502	0.1400

The change in presentation currency resulted in the following impact on the December 31, 2024 condensed consolidated balance sheets:

	Previously reported in DKK		Reported in USD
	December 31, 2024	Presentation currency change	December 31, 2024
Total assets	45,811	(39,397)	6,414
Total liabilities	9,114	(7,837)	1,277
Total shareholders' equity	36,697	(31,560)	5,137

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 28/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

The change in presentation currency resulted in the following impact on the three months ended September 30, 2024 condensed consolidated statements of comprehensive income:

	Previously reported in DKK		Reported in USD
	September 30, 2024	Presentation currency change	September 30, 2024
Net profit	1,266	(1,080)	186
Comprehensive income	686	(371)	315

The change in presentation currency resulted in the following impact on the nine months ended September 30, 2024 condensed consolidated statements of comprehensive income:

	Previously reported in DKK		Reported in USD
	September 30, 2024	Presentation currency change	September 30, 2024
Net profit	3,999	(3,418)	581
Comprehensive income	3,593	(3,009)	584

The change in presentation currency resulted in the following impact on the nine months ended September 30, 2024 condensed consolidated statements of cash flows:

	Previously reported in DKK		Reported in USD
Cash provided by (used in):	September 30, 2024	Presentation currency change	September 30, 2024
Operating activities	5,059	(4,322)	737
Investing activities	(9,989)	8,530	(1,459)
Financing activities	(3,922)	3,358	(564)

The change in presentation currency resulted in the following impact on the three months ended September 30, 2024 basic and diluted earnings per share:

	Previously reported in DKK		Reported in USD
	September 30, 2024	Presentation currency change	September 30, 2024
Earnings per share - basic	19.94	(17.00)	2.94
Earnings per share - diluted	19.81	(16.89)	2.92

The change in presentation currency resulted in the following impact on the nine months ended September 30, 2024 basic and diluted earnings per share:

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 29/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

	Previously reported in DKK		Reported in USD
	September 30, 2024	Presentation currency change	September 30, 2024
Earnings per share - basic	62.09	(53.05)	9.04
Earnings per share - diluted	61.72	(52.73)	8.99

Information about Geographical Areas
Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates, product sales or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.
Reclassifications
In order to conform to the current period gross presentation for the first nine months of 2025, a reclassification of net $24 million has been made to the gross amounts presented for the first nine months of 2024 to move foreign exchange rate gains and losses related to marketable securities from gains and losses on foreign exchange rates to gains and losses on marketable securities. These reclassifications have no impact on the net amounts of financial items as presented in Note 6 - Financial Income and Expenses.
(In all accompanying tables, amounts of dollars expressed in millions, except per share amounts, unless otherwise noted.)
Note 2 - Acquisitions

ProfoundBio
On May 21, 2024 (Acquisition Date), Genmab completed the acquisition of all of the outstanding shares of ProfoundBio, resulting in ProfoundBio becoming a wholly owned subsidiary of Genmab. The acquisition of ProfoundBio gave Genmab worldwide rights to three candidates in clinical development, including ProfoundBio’s lead drug candidate, rinatabart sesutecan (Rina-S). In addition, Genmab acquired ProfoundBio’s novel ADC technology platforms. Rina-S is a clinical-stage, FRα-targeted, TOPO1 ADC, which was in Phase 2 of a Phase 1/2 clinical trial at the time of the acquisition, for the treatment of ovarian cancer and other FRα-expressing solid tumors. Based on the data from the ongoing Phase 1/2 clinical trial Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRα-expressing solid tumors. In January 2024, the U.S. FDA granted Fast Track designation to Rina-S for the treatment of patients with FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

In addition to payment of $1.72 billion for all of the outstanding shares of ProfoundBio, Genmab also made a $199 million payment to holders of outstanding ProfoundBio equity awards for settlement of such vested and non-vested awards. Of the USD $199 million payment, $187 million related to the portion of awards where the vesting period was completed prior to the Acquisition Date. This portion of the payment was therefore determined to be attributable to the pre-combination period and included in purchase consideration. The remaining $11 million payment related to the portion of awards with future vesting conditions, and therefore is attributable to post-combination services. The amount attributable to the post-combination service does not form part of the consideration and was therefore instead recognized as Acquisition and integration related charges in Genmab’s Condensed Consolidated Statements of Comprehensive Income during the second quarter of 2024.
The acquisition has been accounted for using the acquisition method of accounting which requires that assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date and consolidated into Genmab’s Condensed Consolidated Balance Sheets. The results of operations for ProfoundBio have been included in Genmab’s consolidated financial statements from the Acquisition Date. A fair value measurement

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 30/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

has been performed and the purchase price has been allocated to intangible assets, associated deferred tax liabilities, other assets and liabilities, as well as goodwill being the excess value of the purchase price over the fair value of assets acquired and liabilities assumed (the purchase price allocation). Adjustments may be applied to the purchase price allocation for a period of up to 12 months from the Acquisition Date and was therefore finalized during the second quarter of 2025. During the fourth quarter of 2024, the Company recorded a measurement period adjustment impacting non-current deferred tax liabilities and goodwill that was not material.

The total consideration for the acquisition of ProfoundBio is summarized as follows:

Total Consideration
Cash paid for outstanding shares	$1,718
Cash for equity compensation attributable to pre-combination service	187
Total consideration	$1,905
Cash acquired	(122)
Cash used for acquisition of business	$1,783
The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the Acquisition Date based upon their respective fair values summarized below:

Amounts Recognized as of the Acquisition Date
Cash and cash equivalents	$122
Other current assets*	4
Property and equipment	6
IPR&D	1,540
Technology platform intangible asset	181
Other non-current assets**	3
Non-current deferred tax liability	(292)
Other current liabilities***	(13)
Total identifiable net assets	$1,551
Goodwill	354
Total consideration	$1,905
*Includes receivables and other investments
**Includes other investments and right-of-use assets
***Includes other payables, contract liabilities, lease and other liabilities
The carrying values of other current assets, property and equipment, other non-current assets and other current liabilities were determined to approximate their fair values.
The fair value assigned to acquired IPR&D, which was calculated using the multi-period excess earnings method of the income approach, was based on the present value of expected after-tax cash flows attributable to Rina-S, which was in Phase 1/2 testing. The present value of expected after-tax cash flows obtainable from Rina-S and assigned to IPR&D was determined by estimating the after-tax costs to complete development of Rina-S into a commercially viable product, estimating future revenue and ongoing expenses to produce, support and sell Rina-S, on an after-tax basis, and discounting the resulting net cash flows to present value. The revenue and costs projections used were reduced based on the probability that compounds at similar stages of

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 31/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

development will become commercially viable products. The rate utilized to discount the net cash flows to their present value reflects the risk associated with the future earnings attributable to the intangible asset. Acquired IPR&D will be accounted for as an intangible asset not yet available for use until regulatory approval in a major market is received or development is discontinued.
The fair value of the technology platform intangible asset was calculated using the relief from royalty method of the income approach. This method includes assigning value based on the economic savings from owning, rather than in-licensing, the technology platform intangible asset supported by observable market data for peer companies, then discounting the resulting probability adjusted net post-tax cash flows using a discount rate commensurate with the risk associated with the future income or cost savings attributable to the intangible asset.
The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and commercial success, revenue growth rates, operating margins, and royalty rates).
The excess of purchase price over the fair value amounts assigned to identifiable assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The goodwill recorded as part of the acquisition is attributable to the intangible assets that do not qualify for separate recognition at the time of the acquisition, assembled workforce and deferred tax consequences of the IPR&D and technology platform intangible asset recorded for financial statement purposes. Genmab does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the acquisition has been recorded as a non-current asset in Genmab’s Condensed Consolidated Balance Sheets and is not amortized, but is subject to review for impairment annually. Refer to Note 4 for further details related to the accounting for goodwill.
From the Acquisition Date through September 30, 2024, Genmab’s Condensed Consolidated Statements of Comprehensive Income include no revenue and the following expenses associated with the acquisition and operations of ProfoundBio:

Condensed Consolidated Statements of Comprehensive Income:	Acquisition Date through September 30, 2024
Research and development expenses	$30
Selling, general and administrative expenses	2
Acquisition and integration related charges*	23
Total	$55
*Acquisition related charges incurred from the Acquisition Date through September 30, 2024, are comprised of payments to holders of outstanding ProfoundBio equity awards related to post-combination services ($11 million). The remaining expenses are integration related charges incurred from the Acquisition Date through September 30, 2024, which are comprised of professional fees incurred to assist with the integration of ProfoundBio into Genmab’s operations post-acquisition. Additionally, prior to the Acquisition Date, Genmab recorded $16 million in Acquisition and integration related charges in Genmab’s Condensed Consolidated Statements of Comprehensive Income related to professional due diligence procedures in connection with the acquisition of ProfoundBio. The $16 million of Acquisition and integration related charges incurred prior to the Acquisition Date and the $23 million of Acquisition and integration charges incurred from the Acquisition Date through September 30, 2024 total $39 million.
The following table provides Genmab’s consolidated revenue and net profit for the first nine months of 2024 as if the acquisition of ProfoundBio had occurred on January 1, 2024:

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 32/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Nine Month Period Ended September 30, 2024
Revenue	$2,198
Net Profit	$550
The unaudited pro forma information does not necessarily reflect the actual results of operations of the combined entities that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects certain adjustments that were directly attributable to the acquisition of ProfoundBio, including additional amortization adjustments for the fair value of the technology platform intangible asset acquired.
As of September 30, 2024, Cash and cash equivalents in Genmab’s Condensed Consolidated Balance Sheets includes $30 million of restricted cash balances for funds held in escrow related to the acquisition of ProfoundBio.
Merus
On September 29, 2025, Genmab entered into a transaction agreement for the acquisition of all the shares of Merus, a clinical-stage biotechnology company with its late-stage breakthrough therapy asset petosemtamab (Peto), which is in Phase 3 development, for $97 per share in an all-cash transaction representing a transaction value of approximately $8.0 billion. The transaction has been unanimously approved by the Boards of Directors of both companies. During the fourth quarter of 2025, Genmab will commence a tender offer for 100% of Merus’ common shares. The closing of the transaction is subject to the satisfaction of customary closing conditions for similar transactions and the acquisition is anticipated to close by early in the first quarter of 2026. The transaction, which is not subject to a financing condition, is expected to be funded through a combination of cash on hand and approximately $5.5 billion of non-convertible debt financing. Genmab has obtained a funding commitment from Morgan Stanley Senior Funding, Inc. for this amount.
It is anticipated that upon closing, this transaction will be accounted for by Genmab as an asset acquisition as substantially all of the fair value of the acquired set of assets is anticipated to be concentrated in a single identifiable asset (i.e. Peto).
Acquisition-related costs incurred in connection with an asset acquisition are capitalized as part of the purchase price and allocated based on relative fair value to the net assets acquired. As of September 30, 2025, Other non-current assets in Genmab’s Condensed Consolidated Balance Sheets includes $9 million of acquisition costs related primarily to professional service fees in connection to the transaction. Upon closing of the asset acquisition, such costs will be reclassified to the net assets acquired based on relative fair value.
Additionally, Genmab is anticipated to incur approximately $44 million of M&A transaction fees upon closing of the transaction as well as approximately $91 million of fees related to the non-convertible debt financing. Such costs have not been recorded in Genmab’s Condensed Consolidated Financial Statements as of September 30, 2025 as they have yet to be incurred. Upon closing of the transaction, it is anticipated that the M&A fees will be capitalized as an acquisition transaction cost and the commitment fees will be recorded as a reduction to the debt liability within Genmab’s Consolidated Balance Sheets.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 33/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Note 3 - Revenue
The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenue by type:
Royalties	$841	$691	$2,219	$1,802
Reimbursement revenue	7	39	43	121
Milestone revenue	53	1	66	51
Collaboration revenue	17	15	54	45
Net product sales	104	70	280	179
Total	$1,022	$816	$2,662	$2,198

Revenue by collaboration partner:
J&J	$694	$575	$1,831	$1,490
Roche	30	30	76	79
Novartis	122	84	322	229
BioNTech	4	34	34	108
Pfizer	19	19	60	56
AbbVie	36	4	44	57
Other	13	—	15	—
Total*	$918	$746	$2,382	$2,019

Royalties by product:
DARZALEX	$656	$557	$1,744	$1,442
Kesimpta	122	84	320	228
TEPEZZA	30	29	75	78
Other**	33	21	80	54
Total	$841	$691	$2,219	$1,802
*Excludes Genmab’s Net product sales
**Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY.
Net Product Sales
Genmab recognized net product sales of $280 million during the first nine months of 2025 compared to $179 million in the first nine months of 2024. EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023.
Contract Liabilities
As part of the continued evaluation of contract liabilities related to the AbbVie Agreement, during the first nine months of 2025, Genmab’s classification of contract liabilities reflects the current estimate of co-development activities as of September 30, 2025. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement. Contract liabilities have been recognized as reimbursement revenue during the first nine months of 2025.
Refer to Note 2.1 in the Annual Report for further details regarding revenue.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 34/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Note 4 - Other Intangible Assets and Goodwill

	Goodwill	Licenses and Patents	Technology Platform	Acquired IPR&D	Total Intangible Assets

September 30, 2025
Cost at the beginning of the period	$355	$149	$180	$1,532	$2,216
Additions during the period	—	32	—	—	32
Cost at the end of the period	$355	$181	$180	$1,532	$2,248

Amortization and impairment losses at the beginning of the period	—	126	7	—	133
Amortization for the period	—	2	9	—	11
Impairment losses for the period	—	1	—	—	1
Amortization and impairment losses at the end of the period	—	129	16	—	145
Carrying amount at the end of the period	$355	$52	$164	$1,532	$2,103

December 31, 2024
Cost at the beginning of the year	$—	$134	$—	$—	$134
Additions during the year	354	24	180	1,536	2,094
Effect of exchange rate adjustment	1	(9)	—	(4)	(12)
Cost at the end of the year	$355	$149	$180	$1,532	$2,216

Amortization and impairment losses at the beginning of the year	—	119	—	—	119
Amortization for the year	—	3	8	—	11
Impairment losses for the year	—	11	—	—	11
Effect of exchange rate adjustment	—	(7)	(1)	—	(8)
Amortization and impairment losses at the end of the year	—	126	7	—	133
Carrying amount at the end of the year	$355	$23	$173	$1,532	$2,083

Other Intangible Assets
The increase in the gross carrying value of other intangible assets during the first nine months of 2025 was due to the addition of $32 million of licenses and patents.
Amortization expense was $11 million and $7 million for the first nine months of 2025 and 2024 respectively, which was recorded in Research and development expenses in the Condensed Consolidated Statements of Comprehensive Income.
Goodwill
The carrying amount of goodwill, which relates to the acquisition of ProfoundBio during the second quarter of 2024, was $355 million as of both September 30, 2025 and December 31, 2024.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 35/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Note 5 - Financial Instruments
Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities were as follows:

	September 30, 2025	December 31, 2024
Percent

USD	75%	76%
DKK	16%	15%
EUR	8%	8%
GBP	1%	1%
Total	100%	100%
As of September 30, 2025, 70% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated compared to 71% as of December 31, 2024.
The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

	September 30, 2025				December 31, 2024
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	1,650	—	—	1,650	1,574	—	—	1,574
Other investments	8	2	26	36	5	2	25	32
Marketable Securities
All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).
Other Investments
Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company's or issuer's financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are based on significant unobservable inputs.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 36/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

There were no transfers into or out of Level 3 during the first nine months of 2025 or 2024. Acquisitions (capital calls) and fair value changes on Level 3 investments in 2025 and 2024 were as follows:

Other Investments
Fair value at December 31, 2023	13
Acquisitions	3
Fair value changes	5
Fair value at September 30, 2024	21
Acquisitions	3
Fair value changes	1
Fair value at December 31, 2024	25
Acquisitions	3
Fair value changes	(2)
Fair value at September 30, 2025	26
Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.
Note 6 - Financial Income and Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Financial income:
Interest and other financial income	$32	$24	$90	$112
Gain on marketable securities	18	20	87	139
Gain on other investments, net	—	—	—	5
Foreign exchange rate gain	10	—	135	72

Total financial income	$60	$44	$312	$328

Financial expenses:
Interest and other financial expenses	$(3)	$(3)	$(17)	$(10)
Loss on marketable securities	(12)	(82)	(24)	(131)
Loss on other investments, net	(2)	—	(1)	—
Foreign exchange rate loss	(20)	(16)	(128)	(40)

Total financial expenses	$(37)	$(101)	$(170)	$(181)

Net financial items	$23	$(57)	$142	$147

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 37/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Note 7 - Share-Based Payments
Restricted Stock Unit Program
Genmab has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based (PSUs).

	Nine Months Ended
	September 30,
	2025	2024
RSUs granted	651,178	476,439
Weighted average fair value per RSU granted (DKK)	1,607.47	1,989.31

RSUs vested	198,918	142,263
Refer to Note 4.6 in the Annual Report for details on the RSU program.
Warrant Program
Genmab has established a warrant program (equity-settled share-based payment transactions) as an incentive for all Genmab employees.

	Nine Months Ended
	September 30,
	2025	2024
Warrants granted	540,011	358,994
Weighted average exercise price per warrant granted (DKK)	1,609.25	1,990.64
Weighted average Black-Scholes fair value per warrant granted (DKK)	501.60	645.20

Warrants exercised	96,016	102,296
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,069.78	1,151.81
% change in share capital - warrants exercised	0.15%	0.15%
Refer to Note 4.6 in the Annual Report for details on the warrant program.
Share-Based Compensation Expense
Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first nine months of 2025 were $92 million compared to $78 million for the first nine months of 2024.
Share Repurchases
At Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors was authorized to allow Genmab to acquire treasury shares with a total nominal value of up to 10% of the share capital in the period until and including March 11, 2030. The purchase price for the relevant shares may not deviate by more than 10% from the price quoted on Nasdaq Copenhagen at the time of the acquisition. Such shares may only be acquired to the extent that the Company’s total holding of treasury shares does not at any time exceed a nominal value of 10% of the share capital. The authorization replaced existing previously provided authorizations to purchase treasury shares.
As announced on March 25, 2025, Genmab initiated a share buy-back program to reduce capital and to honor our commitments under the RSU program. During the first nine months of 2025, Genmab acquired 2,200,000 of its own shares under the program, representing approximately 3.3% of share capital as of December 31, 2024. The total amount incurred to acquire the shares, including directly attributable costs, was $430 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 38/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

presented within retained earnings on the Condensed Consolidated Balance Sheets as of September 30, 2025. As of September 30, 2025, 3,781,534 shares were available for repurchase, and 2,639,101 treasury shares were held by Genmab.
During the first nine months of 2024, Genmab acquired 2,011,853 of its own shares, under both programs, representing approximately 3.0% of share capital as of December 31, 2023. The total amount incurred to acquire the shares, including directly attributable costs, was $560 million and was recognized as a deduction to shareholders’ equity.
Share Capital Reduction
At Genmab’s Annual General Meeting on March 12, 2025, the decision was made to reduce the share capital with nominally DKK 2,076,853 by cancellation of 2,076,853 of the Company’s holding of shares with a nominal value of DKK 1 each. On April 10, 2025, the capital reduction was registered with the Danish Business Authority.

Note 8 - Related Parties
Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons.
Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management.
Related party transactions include remuneration relating to the Board of Directors and the Executive Management as described in Note 5.1 in the Annual Report.There were no material related party transactions during the first nine months of 2025 or 2024.
Changes to the Executive Management and the Board of Directors
Following Genmab’s Annual General Meeting on March 12, 2025, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse, Martin Schultz and Michael Kavanagh were elected as employee-elected board members and will serve for a three-year period expiring in 2028.
Effective July 1, 2025, Greg Mueller was appointed Genmab’s Executive Vice President, General Counsel and Chief Legal Officer, following the retirement from Genmab of Birgitte Stephensen, former Executive Vice President and Chief Legal Officer.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 39/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Note 9 - Leases
Amounts recognized in the Condensed Consolidated Balance Sheets
The Condensed Consolidated Balance Sheets show the following amounts relating to leases:

	September 30, 2025	December 31, 2024

Right-of-use assets
Properties	$121	$128

Total right-of-use assets	$121	$128

Lease liabilities
Current	$16	$13
Non-current	126	131

Total lease liabilities	$142	$144
During the first nine months of 2025, there were no material additions to Genmab’s right-of-use assets and lease liabilities. During the first nine months of 2024, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the U.S. with respect to office and laboratory space and in Japan with respect to office space.
Amounts recognized in the Condensed Consolidated Statements of Comprehensive Income
The Condensed Consolidated Statements of Comprehensive Income show the following amounts relating to leases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Depreciation charge of right-of-use assets
Properties	$4	$4	$12	$11

Total depreciation charge of right-of-use assets	$4	$4	$12	$11

Variable lease payments, short-term lease expense, lease interest expense and low-value leases are not material.
Note 10 - Contingencies
Chugai Patent Infringement Complaint
In 2024, Chugai filed a lawsuit in the Tokyo District Court in Japan against AbbVie’s and Genmab’s Japanese subsidiaries asserting that their activities related to EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai and claiming damages and injunctive relief. In September 2025, Chugai filed two further lawsuits in the same court, against the same parties and with similar assertions, based on two newly granted Japanese patents held by Chugai which are similar to the patents from the original lawsuit.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 40/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

Genmab and AbbVie believe that all four of the patents are invalid and/or not infringed and intend to vigorously defend the claims, and thus no provision has been recorded related to this matter.
AbbVie Rina-S Trade Secret Complaint
During the first quarter of 2025, AbbVie filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs in connection with Rina-S and other ADC pipeline products of ProfoundBio. AbbVie is seeking damages and broad injunctive reliefs. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets.
Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims, and thus no provision has been recorded related to this matter.
Note 11 - Subsequent Events to the Balance Sheet Date
On October 21, 2025, Genmab announced the commencement of the cash tender offer to purchase all of the issued and outstanding common shares of Merus for $97 per share. The tender offer will expire on December 11, 2025 or may be extended pursuant to, and in accordance with, the terms of the Transaction Agreement between Genmab and Merus. After completion of the tender offer, Genmab will commence a subsequent offering period in which Genmab will offer to purchase additional common shares of Merus for $97 per share.
No other events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of September 30, 2025.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 41/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

ABOUT GENMAB
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.
Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.
Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®; HexElect®; KYSO®, ABBIL1TY™, RAINFOL™; ProfoundBio™ and Rina-S® are trademarks of ProfoundBio, US, Co. and Genmab (Suzhou) Co., Ltd. Tivdak® is a trademark of Seagen Inc.; EPCORE®, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, TECVAYLI® and TALVEY® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 42/43 CVR no. 2102 3884

Interim Report for the Nine Months of 2025

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT
The Board of Directors and the registered members of Executive Management have today considered and adopted the interim report of the Genmab Group for the nine months ended September 30, 2025.
The interim report has not been audited or reviewed by Genmab’s external auditors. The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.
We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.
Furthermore, we consider the Management’s Review to give a true and fair account of the development in the Group’s activities and financial affairs, results of operations and the Group’s financial position as a whole as well as a description of the significant risks and uncertainties which the Group faces, as further described in this report, our 2024 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2025.
Copenhagen, 6 November 2025
Registered Members of Executive Management

Jan van de Winkel (President & CEO)	Anthony Pagano (Executive Vice President & CFO)
Board of Directors

Deirdre P. Connelly (Chair)	Pernille Erenbjerg (Deputy Chair)	Anders Gersel Pedersen

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse (Employee elected)	Michael Kavanagh (Employee elected)	Martin Schultz (Employee elected)

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 48 Page 43/43 CVR no. 2102 3884